

March 20, 2023

David Gow
Chief Executive Officer
Sportsmap Tech Acquisition Corp.
5353 West Alabama, Suite 415
Houston, TX 77056

      Re: Sportsmap Tech Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed March 1, 2023
          File No. 001-40916

Dear David Gow:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Cody Boender, Esq.